UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company") Notification of PDMR Interests
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc
	Identification code	ISIN: GB0006776081
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Management Incentive Plan (MIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of MIP award	Sale of ordinary shares to cover tax liability
		Volume: 8,081 Price: n/a	Volume: 3,810 Price: £7.52842 per share Aggregated price: £28,683.28
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Management Incentive Plan (MIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of MIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 16,563 Price: n/a	Volume: 4,984 Price: £7.52842 per share Aggregated price: £37,521.65	Volume: 11,579 Price: n/a
,d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Management Incentive Plan (MIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of MIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 99,567 Price: n/a	Volume: 32,958 Price: £7.52842 per share Aggregated price: £248,121.67	Volume: 66,609 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President - English Language Learning
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction]; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc
	Identification code	ISIN: GB0006776081
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Management Incentive Plan (MIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of MIP award	Sale of ordinary shares to cover tax liability
		Volume: 92,616 Price: n/a	Volume: 20,802 Price: £7.52842 per share Aggregated price: £156,606.19
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Arthur Valentine
2	Reason for the notification
a)	Position/status	President - Assessment & Qualifications
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081	ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Management Incentive Plan (MIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of MIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 7,640 Price: n/a	Volume: 1,919 Price: £7.52842 per share Aggregated price: £14,447.04	Volume: 5,721 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 4 April 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary